UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             SCITEX CORPORATION LTD.
                             -----------------------
                                (Name of Issuer)

            Ordinary Shares, NIS 0.12 nominal (par) value per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   809090103
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 21, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809090103

1  NAME OF REPORTING PERSON: Suny Electronics Ltd.
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)[X]
                                                                         (b)[ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS: WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF        7   SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY       8   SHARED VOTING POWER: 2,043,997 Ordinary Shares *
  OWNED BY
    EACH           9   SOLE DISPOSITIVE POWER: -0-
  REPORTING
PERSON WITH        10  SHARED DISPOSITIVE POWER:  2,043,997 Ordinary Shares *

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       2,043,997 Ordinary Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.37%

14 TYPE OF REPORTING PERSON:  CO

--------------------------

* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 2,043,997 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 2,043,997 Ordinary Shares. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 68.52% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may deem to have the sole voting and dispositive power as to the 5.37% Ordinary Shares of the Issuer held by Suny Electronics Ltd.

CUSIP No. 809090103

1  NAME OF REPORTING PERSON: Ben Dov Holdings Ltd.
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)[X]
                                                                         (b)[ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS: WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF        7   SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY       8   SHARED VOTING POWER: 2,043,997 Ordinary Shares *
  OWNED BY
    EACH           9   SOLE DISPOSITIVE POWER: -0-
  REPORTING
PERSON WITH        10  SHARED DISPOSITIVE POWER:  2,043,997 Ordinary Shares *

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       2,043,997 Ordinary Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.37%

14 TYPE OF REPORTING PERSON:  CO

--------------------------

* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 2,043,997 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 2,043,997 Ordinary Shares. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 68.52% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may deem to have the sole voting and dispositive power as to the 5.37% Ordinary Shares of the Issuer held by Suny Electronics Ltd.

CUSIP No. 809090103

1  NAME OF REPORTING PERSON: Ilan Ben Dov
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)[X]
                                                                         (b)[ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS: WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF        7   SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY       8   SHARED VOTING POWER: 2,043,997 Ordinary Shares *
  OWNED BY
    EACH           9   SOLE DISPOSITIVE POWER: -0-
  REPORTING
PERSON WITH        10  SHARED DISPOSITIVE POWER:  2,043,997 Ordinary Shares *

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       2,043,997 Ordinary Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.37%

14 TYPE OF REPORTING PERSON:  CO

--------------------------

* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 2,043,997 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 2,043,997 Ordinary Shares. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 68.52% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may deem to have the sole voting and dispositive power as to the 5.37% Ordinary Shares of the Issuer held by Suny Electronics Ltd.

Item 1.   Security and Issuer

     This Statement on Schedule 13D relates to the ordinary shares, nominal par value NIS 0.12 per share (the "Ordinary Shares"), of Scitex Corporation Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 3 Azrieli Center, Triangular Tower, 43RD Floor, Tel Aviv 67023, Israel.

Item 2.   Identity and Background

     This Statement is being filed by Suny Electronics Ltd. ("Suny"), Ben Dov Holdings Ltd. ("Ben Dov Holdings") and Mr. Ilan Ben Dov.

     Mr. Ben Dov, a citizen of Israel, is principally employed as the chief executive officer and the chairman of the board of directors of Ben Dov Holdings and as the chief executive officer and the chairman of the board of directors of Suny. Mr. Ben Dov's business address is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

     Ben Dov Holdings is a private company incorporated under the law of the State of Israel. Its principal business is investment. The address of its principal business and principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277. Ben Dov Holdings is 100% owned by Mr. Ben Dov.

     Suny is a company incorporated under the law of the State of Israel. Suny shares are traded on the Tel Aviv Stock Exchange. 68.5% of Suny's outstanding shares is held by Ben Dov Holdings Ltd., 8.68% of Suny is held by Suny Telecom,
(1994) Ltd.,( a wholly owned subsidiary of Suny), and 22.82% of Suny is held by the public. Suny's principal business is the importation and distribution, through its subsidiaries, of cellular phones. The address of its principal business and principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

     During the last five years, none of Mr. Ben Dov, Ben Dov Holdings or Suny has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     From July 7, 2003 through July 29, 2004, Suny purchased an aggregate of 2,043,997 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 2,043,997 Ordinary Shares was $11,015,491, all of which amount was paid by Suny from working capital.

Item 4.   Purpose of Transaction.
          -----------------------

     The 2,043,997 Ordinary Shares purchased by Suny during the period July 7, 2003 through July 29, 2004 were purchased for portfolio investment purposes.

     Suny currently does not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

     However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Suny, Ben Dov Holdings and Mr. Ben Dov in his capacity as a director and executive officer of Suny or Ben Dov Holdings.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     (a) Mr. Ben Dov, Ben Dov Holdings and Suny are the beneficial owners of 2,043,997 Ordinary Shares, which constitute approximately 5.37% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on August 2, 2004.

     (b) Mr. Ben Dov, Ben Dov Holdings and Suny have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 2,043,997 Ordinary Shares currently beneficially owned by Mr. Ben Dov, Ben Dov Holdings and Suny.

     (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Suny during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange.


                                 Number of
                                 Ordinary        Price Per
       Date of Purchase           Shares           Share*            Total Cost
       ----------------           ------         ---------           ----------
        June 6, 2004               2,000          $5.608               $11,215
        June 7, 2004               7,300          $5.615               $40,989
        June 7, 2004               2,000          $5.606               $11,213
        June 8, 2004               5,000          $5.621               $28,105
        June 9, 2004               5,000          $5.633               $28,164
        June 10, 2004              2,000          $5.623               $11,247
        June 13, 2004             13,700          $5.705               $78,161
        June 18, 2004              3,400          $5.720               $19,448
        June 20, 2004             10,000          $5.740               $57,403
        June 24, 2004             12,000          $5.984               $71,810
        June 27, 2004             16,500          $6.191              $102,144
        June 28, 2004             21,200          $6.231              $132,101
        June 29, 2004            168,020          $6.213            $1,043,881
        June 29, 2004             12,500          $6.030               $75,375
        June 30, 2004            316,287          $6.120            $1,935,786
        June 30, 2004             37,670          $6.080              $229,034
        July 6, 2004              23,000          $4.197               $96,526
        July 7, 2004               6,236          $4.142               $25,826
        July 7, 2004               5,000          $4.170               $20,852
        July 8, 2004              16,081          $4.118               $66,223
        July 8, 2004               5,000          $4.130               $20,650
        July 12, 2004              8,041          $4.084               $32,837
        July 12, 2004              3,000          $4.123               $12,368
        July 13, 2004              6,169          $4.079               $25,161

        July 13, 2004              1,200          $4.130                $4,956
        July 18, 2004            148,201          $4.158              $616,213
        July 19, 2004              5,000          $4.166               $20,831
        July 19, 2004              7,250          $4.089               $29,647
        July 20, 2004              2,300          $4.102                $9,434
        July 20, 2004             11,300          $4.042               $45,676
        July 21, 2004              1,000          $4.122                $4,122
        July 22, 2004             88,213          $4.057              $357,869
        July 22, 2004              1,000          $4.050                $4,050
        July 23, 2004             10,000          $4.080               $40,800
        July 27, 2004             13,800          $4.080               $56,304
        July 28, 2004              7,000          $4.045               $28,314
        July 28, 2004              1,600          $4.010                $6,416
        July 29, 2004             20,646          $4.004               $82,667

--------------

*    Does not include broker's commissions.

     Except for such transactions, Suny has not effected any transactions in the Ordinary Shares since July 29, 2004.

     (d) No person other than Suny has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------

     None.

Items 7.  Material to be Filed as Exhibits.
          ---------------------------------

         Exhibit 1 - Joint Filing Agreement

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2004




                                         /s/Ilan Ben Dov
                                         ---------------
                                         Mr. Ilan Ben Dov


                                         SUNY ELECTRONICS LTD.


                                         By: /s/Ilan Ben Dov
                                             ---------------
                                             Mr. Ilan Ben Dov
                                             Chief Executive Officer and
                                             Chairman of the Board of Directors



                                         BEN DOV HOLDINGS LTD.


                                         By: /s/Ilan Ben Dov
                                             ---------------
                                             Mr. Ilan Ben Dov
                                             Chief Executive Officer and
                                             Chairman of the Board of Directors